                   [Letterhead of TBS International Limited]

                                 June 24, 2005

VIA EDGAR AND FACSIMILE
-----------------------
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Max A. Webb

        Re:  TBS International Limited
             Form S-1 Registration Statement
             Commission File No. 333-123157

Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations of the
Securities and Exchange Commission (the "Commission"), promulgated under the
Securities Act of 1933, as amended, TBS International Limited, a Bermuda company
(the "Company"), hereby respectfully requests that the effective date of the above-referenced registration statement (the "Registration Statement") be accelerated so that it may be effective on June 24, 2005 at 12:00 p.m. Eastern
Daylight Time, or as soon thereafter as is practicable.

        The disclosure in the Registration Statement is the responsibility of the Company. The Company acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration
Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

        The Company further represents that should the Commission or its staff declare the Registration Statement effective, the Company will not assert that the Commission is foreclosed from taking any action with respect to the
Registration Statement and represents that the Company will not assert any such action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions with respect to this request, please call
Andrew Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

                                  TBS INTERNATIONAL LIMITED

                                  By: /s/ Joseph E. Royce
                                  --------------------------------------------
                                  Name:  Joseph E. Royce
                                  Title: President and Chief Executive Officer